
November 17, 2021

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdoa City
Shandong Province 266400
People's Republic of China

   Re: SOS Limited
     Form 20-F for the fiscal period ending December 31, 2020
     Filed May 5, 2021
     Form 20-F/A for the fiscal period ending December 31, 2020
     Filed October 12, 2021
     File No. 001-38051

Dear Mr. Wang:

  We have reviewed your 20-F/A for the fiscal year ended December 31, 2020 in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 20-F for the fiscal period ending December 31, 2020

Introduction, page iv

1. We note your revisions in the 20-F/A in response to prior comment 3. Please address the following at the onset of Part 1:

  • We note that you refer to SOS as an exempted company registered in the Cayman Islands with limited liability and or an offshore holding company. Revise to clearly state that SOS Limited, "is a Cayman Islands holding company" and conform your references throughout the filing; and

• Define "subsidiaries" and "variable interest entity(ies), including the names of the entities that reconciles to the information disclosed in the corporate structure diagram on page 50 and the entities listed on page F-7.

Part I, page 1

2. We note your revisions in the 20-F/A in response to prior comment 1. Please address the following at the onset of Part 1:

• Explain whether the VIE structure is used to replicate foreign investment in PRC based companies where PRC law prohibits direct foreign investment in the operating companies or if the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment;
• Explain that investors may never directly hold equity interests in your PRC operating company(ies) and or VIE;
• Enhance your disclosure to explain that PRC regulatory agencies could disallow your corporate structure which would likely result in a material change in your operations and/or value of the ADSs which could significantly decline in value or become worthless; and
• Add a cross-reference to "Risk Factors - Risks Related to Our Corporate Structure".

3. We note your disclosure on page 1, in both Part 1 and Item 3. Key Information, and throughout your filing that you control and receive the economic benefits of Qingdao SOS Industrial Holding Co., Ltd. business operations through VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to those it would possess as the principal equity holder of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Item 3. Key Information, page 1

4. We note your revisions in the 20-F/A in response to prior comment 4. Please address the following at the onset of Item 3:

• Provide a diagram of your corporate structure consistent with your disclosure on page

50;
- Clarify which entity investors are purchasing their interest and the entity(ies) in which the company's operations are conducted;
- Conform your entity references in your discussion on contractual agreements between WFOE and the VIE using the current entity names as referenced so that this discussion aligns with related discussions throughout the filing; and
- Explain why the contractual arrangements between WFOE and the VIE may be less effective than direct ownership and the difficulty in challenging legally as well as the potential substantial costs to enforce the terms of the arrangements.

5.   We note your revisions in the 20-F/A in response to prior comment 5. Please address the following at the onset of Item 3:

- Enhance your disclosure to explain, aside from typical legal and regulatory uncertainties, how the legal system in the PRC presents unique risks to investors with regard to risks and uncertainties. For example, that rules and regulations in the PRC can change quickly with little advance notice, the PRC governments significant level of authority to exert influence, the extensive and evolving legal system, the PRC governments oversight over your and your VIEs business operations, and that the interpretation and enforcement of PRC laws could limit the legal protections available to you and the consolidated VIE's business operations; and
- Add a cross-reference to "Risk Factors - Risks Related to Our Corporate Structure".

6.   We note your revisions in the 20-F/A in response to prior comment 7. Please enhance your disclosure to explain how amounts due under VIE agreements are settled, quantify the cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer other than to present cash flow activities between VIEs and Non-VIEs.

7.   We note your revisions in the 20-F/A in response to prior comment 8. Please address the following:

- Present the condensed consolidating schedules on pages 4, (results of operations and cash flows) and 51 together (financial position);
- Include in the condensed consolidating schedules, the financial position, cash flows and results of operations for the parent and any eliminating adjustments, separately, as previously requested;
- Provide a roll-forward of the investment in subsidiaries and VIEs line item to be presented in the parent condensed consolidating schedule; and
- Disclose the entities included in VIEs and Non-VIEs consistent with your disclosures on page F-7.

8.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude

Yandai Wang
SOS Limited
November 17, 2021
Page 4

     that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Item 3D. Risk Factors, page 7

9.   We note your revisions in the 20-F/A in response to prior comment 11. Please enhance your risk factor disclosure to explain, aside from typical governmental oversight and discretion over the conduct of your business, that the PRC government may intervene or influence your operations at any time, which could result in a material change in your operations and cause the value of your securities to significantly decline or be worthless.

10.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

    You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Finance